Filed by Lakeshore Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lakeshore Acquisition I Corp.

Commission File No. 001-40474

ProSomnus Investor Update, Q2:22

Dear ProSomnus Investor,

The purpose of this letter is to update you on the pending business combination between ProSomnus and Lakeshore Acquisition Corp. I (NASDAQ: LAAA, LAAAU, LAAAW). As a reminder, Lakeshore Acquisition I Corp. is a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. Upon closing of the merger, ProSomnus will be a publicly traded company on the NASDAQ exchange with the ticker symbol “OSA”.

As you may have read in the press, ProSomnus recently signed definitive agreements for $30 million in convertible financing. This financing was an important milestone toward the completion of our business combination, as it helps to provide the minimum cash necessary to complete the transaction.

ProSomnus and our capital markets advisors will now enter another phase of the business combination, targeting large public equity investors to invest in ProSomnus. We will also be working with our legal, accounting, and other advisors to complete the S-4 filing with the SEC, which is necessary to complete the transaction. We anticipate closing the business combination in the fourth quarter of 2022.

For more information, please refer to publicly available materials, including the company presentation, that are available in the Investor Relations section of the ProSomnus website at https://prosomnus.com/investor-relations/, and Lakeshore’s filings which are available on the SEC website at https://www.sec.gov/edgar/browse/?CIK=1848000&owner=exclude.

Thank you for your continued support of ProSomnus as we transition into a public company.

Sincerely,

Len Liptak

Chief Executive Officer

ProSomnus Sleep Technologies

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Important Information About the Proposed Business Combination and Where to Find It

This letterrelates to a proposed business combination between Lakeshore and ProSomnus. A full description of the terms of the business combination has and will be provided in a Registration Statement on Form S-4 and proxy statement to be filed with the SEC by Lakeshore. The proxy statement will be mailed to Lakeshore’s shareholders as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. This letter does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lakeshore’s shareholders and other interested persons are advised to read, when available, the Registration Statement on Form S-4 and proxy statement and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about ProSomnus, Lakeshore and the proposed business combination. The Registration Statement on Form S-4 and the proxy statement and other documents filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Lakeshore Acquisition I Corp., 667 Madison Avenue, New York, NY 10065.

Participants in the Solicitation

Lakeshore, certain shareholders of Lakeshore, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Lakeshore’s shareholders with respect to the proposed business combination. A list of the names of Lakeshore’s directors and executive officers and a description of their interests in Lakeshore is contained in Lakeshore’s registration statement on Form S-1, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to Lakeshore Acquisition I Corp., 667 Madison Avenue, New York, NY 10065. Additional information regarding the interests of such participants will be contained in the Registration Statement on Form S-4 and proxy statement for the proposed business combination when available. ProSomnus and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Lakeshore in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination when available.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Forward-looking Statements

Except for historical information contained herein, this letter contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to the proposed business combination between Lakeshore and ProSomnus, the benefits of the transaction, the amount of cash the transaction will provide ProSomnus, the anticipated timing of the transaction, the services and markets of ProSomnus, our expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements, reflect our management’s current beliefs and assumptions and are based on the information currently available to our management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Lakeshore’s securities; (ii) the risk that the transaction may not be completed by Lakeshore’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Lakeshore; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Lakeshore, the satisfaction of the minimum cash amount following any redemptions by Lakeshore’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Lakeshore related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Lakeshore’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its debt financing; and (xv) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of proxy statement, when available, and other documents filed by Lakeshore from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and neither ProSomnus nor Lakeshore assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. Neither Lakeshore nor ProSomnus gives any assurance that either Lakeshore or ProSomnus, or the combined company, will achieve its expectations.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Non-solicitation

This letter is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Lakeshore, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com